Exhibit 99.2

Regencell Bioscience Holdings Limited Establishes a Joint Venture to Offer COVID Treatment

HONG KONG, September 02, 2021--(BUSINESS WIRE)--Regencell Bioscience Holdings Limited (NASDAQ: RGC) (“Regencell” or the “Company”), today announced that Regencell Bioscience Limited (“Regencell HK”), the Company’s wholly-owned subsidiary in Hong Kong, has entered into a joint venture agreement with Honor Epic Enterprises Limited (“Honor Epic”). The joint venture (“JV”) is expected to offer COVID-19 (“COVID”) related treatments to patients in ASEAN countries, India, Japan, Australia and New Zealand.

As COVID vaccination rates in the Asian region are low and COVID infections and deaths rates are rising rapidly, there is a pressing need for a COVID treatment that can be widely available and easily accessible. Since March 2020, Mr. Sik-Kee Au, Regencell’s strategic partner TCM practitioner, started to develop a Traditional Chinese Medicine treatment formula targeting COVID patients. So far, 12 patients (suspected or confirmed COVID cases) have been treated, and their health records showed improvements after an average treatment period of 5 days.

Regencell HK and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. Regencell will own 60% of the JV with customary drag-along option. The principal business of the JV shall be to trade, manufacture, market and distribute TCM formulae products, procure, enable, provide or support the treatment of COVID using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

Yat-Gai Au, Regencell’s Chairman & CEO noted, “While the research is still ongoing, we strongly believe that our formula can make a difference in the fight against COVID. With Mr. Ji Yang Lee’s strong business relationships and extensive network in over 60 countries, we believe that together we will be able to have a positive impact in the fight against COVID.”

Ji Yang Lee, Founder of Honor Epic, noted, “I fully support and echo Regencell’s efforts and primary goal of saving lives. I found a partner that shares the same values and look forward to closely working together with Regencell’s team to quickly bring this treatment directly to patients in need.”

The research of JV in COVID treatment is highly uncertain and Regencell cannot guarantee timing of completion of this research and commercialization of COVID treatment in any countries. Regencell will be posting updates regarding treatments in the fight against COVID on its website https://www.regencellbioscience.com/ soon.

About Regencell Bioscience Holdings Limited

Regencell Bioscience Holdings Limited is an early-stage bioscience company that commenced operations in Hong Kong is 2014. Regencell focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically ADHD and ASD, and infectious diseases affecting people’s immune system such as COVID. Regencell has completed its first research study using personalized TCM formula for the treatment of ADHD and ASD in Hong Kong and aims to launch three liquid-based standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients initially in Hong Kong and subsequently to other markets as it deems appropriate. Its TCM formulae for the treatment of COVID will be first available in Asia through a joint venture.

About Honor Epic Enterprises Limited

Honor Epic Enterprises Limited (“Honor Epic”), is an entity controlled by Mr. Ji Yang Lee, who is the Deputy CEO at SKS Worldwide, a leading design, consultancy and manufacturing company provide customized furniture to furnishing hotels, hospitals and corporate workspaces, to offering consulting and business development strategies to Fortune 500 companies, with more than 47 years of operation and extensive business network in over 60 countries.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. Such forward-looking statements include the business plan of the joint venture, objectives, expectations and intentions of the joint venture parties, and Regencell’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: there is uncertainty about the spread of the COVID-19 virus and the impact it will have on expected operations of the joint venture, the demand for the planned COVID TCM treatments. These and other risks and uncertainties are detailed in the other public filings with the Securities and Exchange Commission (the “SEC”) by Regencell.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

View source version on businesswire.com: https://www.businesswire.com/news/home/20210902005415/en/

Contacts

Corporate:
James Chung
COO & CSO
Regencell Bioscience Holdings Limited
ir@rgcbio.com

Investors outside of Asia Region:
Lena Cati
The Equity Group Inc.
Vice President
(212) 836-9611
lcati@equityny.com

Investors in Asia Region:
Strategic Financial Relations Limited
Vicky Lee (852) 2864 4834
Brigid Lee (852) 2114 4313
Yvonne Lee (852) 2864 4847
SPRG_Regencell@sprg.com.hk